[LETTERHEAD OF AVONDALE INDUSTRIES, INC.]

                                May 1, 1997


Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

          RE: Registration Statement on Form S-3
              Registration No. 333-23455

Ladies and Gentlemen:

     Avondale Industries Inc. (the "Registrant") hereby makes this application under Rule 477(a) of the Securities Act of 1933, as amended, for withdrawal of its registration statement on Form S-3 (registration number 333-23455) filed with the Commission on March 17, 1997, relating to the proposed sale of three million shares of the Registrant's common stock of which 2,946,387 were proposed to be sold by the Avondale Industries, Inc. Employee Stock Ownership Plan (the "Selling Shareholder"). The Selling Shareholder has advised the Registrant that it no longer wishes to sell such shares. Accordingly, the Registrant is hereby requesting withdrawal of such registration statement.

                                      Sincerely yours,

                                      /s/ Albert L. Bossier

                                      Albert L. Bossier